NexGen Announces Regulatory Approval of 2025 Site Program at Rook I Property

• 2025 Program includes a temporary exploration airstrip, expansion of exploration camp facilities and site access road improvements.
• Patterson Corridor East ("PCE") discovery is expanding rapidly and the 2025 Program will optimize this growth.
• Incorporating NexGen's longstanding approach, the 2025 Program will prioritize and maximize local business opportunities.

Vancouver, BC, June 12, 2025 - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce that the Saskatchewan Ministry of Environment has granted approval for NexGen's 2025 Site Program (the "Program") at its 100%-owned Rook I Property in the Athabasca Basin, Saskatchewan.  The Program includes the establishment of a temporary exploration airstrip, expansion of the exploration accommodation camp facilities by 373 beds and site access road improvements.

The Program will commence in the coming weeks and conclude with camp commissioning in Q1 2026. This program builds on NexGen's disciplined, strategic approach to implementing infrastructure enhancements required to support the Company's exploration programs at PCE and that forecast across NexGen's dominant land package in northwestern Saskatchewan into the future.

The drill results of high-grade basement hosted mineralization discovered at PCE 3.5km east from the Arrow deposit indicate another significant scale zone "Arrow style" of mineralization is materializing and warrant these infrastructure enhancements incorporating best practice safety and environmental principles.

Incorporating NexGen's longstanding approach to economic capacity building, the Program will prioritize Local Priority Area participation, generating new employment and contracting opportunities for Indigenous and community members, reflecting NexGen's industry leading and genuine approach to local communities.

Leigh Curyer, Founder and Chief Executive Officer, commented: "The 2025 Site Program marks an exciting strategic milestone for our current and future activities, with key infrastructure improvements that will optimize safety, environmental protection, and efficiency for our people and our programs. These infrastructure enhancements create the conditions for a high-performing operational platform capable of fully evaluating the significant resource potential across our Rook I Property. This Program is a direct reflection of NexGen's proactive approach to responsible resource development, elite planning and demonstrates our continued commitment to building lasting value while creating meaningful opportunities for local Indigenous and community members."

The Honourable Premier of Saskatchewan Scott Moe, commented: "I congratulate and thank NexGen for their major investment in Saskatchewan to date.  The Rook I Project is one of the most significant projects across the country and we are keen to see it prioritized by the Government of Canada accordingly.  Our government is proud to approve these infrastructure activities which are well within our jurisdiction and that are scheduled to commence imminently.  NexGen is an example of strategically delivering a generational opportunity for Saskatchewan to become the world's leader in the mining of uranium, and I look forward to working with newly elected Prime Minister Mark Carney to expedite the final Federal approval of this generational opportunity for Saskatchewan and Canada."

2025 Site Program Overview

Temporary Exploration Airstrip

  Establishment of a gravel exploration airstrip (<1,000m) on the Rook I Property to enhance health and safety of workers and accommodate an increase in the regional exploration program, augmenting emergency response capabilities and human and environmental protection through the reduction of vehicular transportation of personnel to site.

Expansion of Temporary Exploration Camp Facilities

  Engineering, procurement, and installation of hard-walled modular facilities to accommodate 373 additional beds, ensuring the site can house and service the expanded technical teams and specialized personnel as exploration activities intensify.

Site Access Improvements

  Improvements to the 13 km Rook I access road to enhance overall worker and equipment safety, including widening the road surface to allow for safe, two-way traffic flow.
  Enhanced road base construction to support increased frequency of supply deliveries and specialized exploration equipment.

NexGen has the most significant land position in Saskatchewan's southwest Athabasca Basin, where it holds over 190,000 hectares. From an exploration perspective, the Company is currently focused on the continued material growth of mineralization at PCE - located just 3.5 km east of the world-class Arrow Deposit.  Planning is already underway for potential future programs at PCE as the balance of the 2025 drilling program is preparing to recommence in June.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low cost producing uranium mine globally, incorporating the most elite standards in environmental and social governance.  The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines the elite environmental performance and industry leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE" and on the Australian Securities Exchange under the ticker symbol "NXG" providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca
http://www.nexgenenergy.ca

Monica Kras

Vice President, Corporate Development

+44 7307 191933

mkras@nxe-energy.ca

http://www.nexgenenergy.ca

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 6, 2024 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.